Exhibit 21.1
Nordstrom, Inc. and Subsidiaries
Significant Subsidiaries of the Registrant
As of and for the fiscal year ended February 2, 2019

Name of Subsidiary	State of Incorporation

Nordstrom International Limited	Washington
Nordstrom Canada Holdings, LLC	Delaware
Trunk Club, Inc.	Delaware